Exhibit 99.B(h)(xxv)

FORM OF

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the [        ] day of [        ], 2013, between BRAM US LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of each of the series of the Trust set forth on Schedule A to this Agreement (each a “Fund,” and collectively, the “Funds”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Funds’ operating expenses to ensure that a Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction.  The Adviser agrees that from the effective date as set forth on Schedule A until the termination date as set forth on Schedule A with respect to a Fund, it will reduce its compensation and/or reimburse certain expenses for such a Fund, to the extent necessary to ensure that such Fund’s total operating expenses, (excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions) do not exceed the contractual limits on Fund Operating Expenses set forth on Schedule A.

Fee Recovery.  The Adviser shall be entitled to recover from a Fund, subject to approval by the Board of Trustees of the Trust, which shall not be unreasonably withheld, amounts waived or reimbursed by the Adviser with respect to a Fund pursuant to this Agreement  for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for such Fund.

Term.  This Agreement shall terminate with respect to a Fund listed on Schedule A, as may be amended from time to time, on the dates listed on Schedule A, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

BRAM US LLC

By:
Name:
Title:

FundVantage Trust, on behalf of each Fund

By:
Name:	Joel Weiss
Title:	President

Schedule A

Dated                             , 2013

To The

Expense Limitation/Reimbursement Agreement

Dated                             , 2013

Between

Fundvantage Trust And BRAM US LLC

Fund	Contractual Limit on Total Operating Expenses*	Effective Date	Termination Date
Bradesco Latin American Equity Fund	1.75%	Commencement of Operations	[August 31, 2017]
Bradesco Brazilian Hard Currency Bond Fund	1.50%	Commencement of Operations	[August 31, 2017]

*  As a percentage (on an annual basis) of a Fund’s average daily net assets.

This Schedule A to the Expense Limitation/Reimbursement Agreement is hereby executed as of the date first set forth above.

BRAM US LLC

By:
Name:
Title:

FundVantage Trust, on behalf of each Fund

By:
Name:	Joel Weiss
Title:	President